SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K



                            Report of Foreign Private
                           Issuer Pursuant to Rule 13a
                              -16 or 15d -16 of the
                         Securities Exchange Act of 1934


                Report on Form 6-K for the month of October 2003

                                The BOC Group plc
                           Chertsey Road, Windlesham,
                                 Surrey GU20 6HJ
                                     England


          (Name and address of registrant's principal executive office)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F |X| Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|


     Enclosures:

     1. News release dated 8 October 2003 announcing major investments in China by the BOC Group.

     2. Notification dated 29 October 2003 announcing an adverse decision in a welding fumes lawsuit in Madison County, Illinois against three defendants including BOC.

                                                                     Page 1 of 8

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     3.   Notification dated 31 October 2003 advising details of the exercise of an option by A E Isaac, a director of the Company, under The BOC Group plc SAYE Scheme.

The BOC Group plc Announcement released to a Regulatory Information Service at
12.08 hrs on 8 October 2003 under ref no PRNUK-0810031205-2E9C


                                                           FOR IMMEDIATE RELEASE


                    BOC announces major investments in China

              Over USD 100 million to be invested in three schemes

Windlesham, UK, 8 October 2003 -- BOC, and its joint venture partners, are to invest over USD100 million in developing three schemes in China, at Taiyuan, Suzhou and in the Pearl River region.

          Tony Isaac, BOC's chief executive commented "We are confident that our strategy of focused investments in China, including joint ventures, will further cement BOC's current position as the number one industrial gases company in Asia".

Developing a partnership with China's largest stainless steel manufacturer

          BOC-TISCO, the joint venture between BOC Gases and Taiyuan Iron and Steel Corporation (TISCO), will build two new air separation units (ASUs) to supply 1400 tonnes a day of oxygen to TISCO's plant in Shanxi province in north-central China. The new ASUs represent an investment of USD82 million (GBP49 million) and they will come on stream at the end of 2005. This investment is in response to strong demand for stainless steel in China and will support TISCO's vigorous expansion plans.

          The agreement was announced in Shanghai where the board of The BOC Group is currently meeting. The formal letter of intent between BOC and TISCO will be signed in Beijing on Thursday.

TISCO is the largest stainless steel producer in China and has been selected by the central government as one of two stainless steel development centres. TISCO's current production of nearly 600,00 tons a year of crude stainless steel will rise to 900,000 tons by 2005, which will make it one of the five largest stainless steel producers in the world.

BOC-TISCO was formed in 1996 with an initial capital investment of USD30 million (GBP18 million). The joint venture entered into a 15-year agreement to supply industrial gases to TISCO. BOC has been investing in China since the mid-1980s and is continuing the strategy that has established it as the leading industrial gases company in the country.

Building two additional plants in the Pearl River region

Through Hong Kong Oxygen, its joint venture company in southern China, BOC has reached an agreement with Guangzhou Iron & Steel (GIS) for their joint venture company Pearl River Gases (PRG) to build a further two ASUs, adding around 400 tonnes of production to its current operations. Costing a total of

USD19 million, this new investment will come on stream by the end of 2004, supporting GIS's expansion of its steel manufacturing operations in southern China.

GIS is a major steel producer in China with an annual steel production capacity of 3.5 million tons. PRG was formed in the early 1990s and has three joint venture companies under its management. These three companies together supply oxygen via pipeline to two steel sites, and bulk and compressed gases to the merchant market within the Pearl River Delta.

Expanding the pipeline network in Suzhou

BOC's wholly owned subsidiaries in Suzhou have begun construction of new on-site supply scheme pipelines to meet increasing demand for industrial gases from key customers in Suzhou Industrial Park and Suzhou New District. Coming on stream at the end of this year, the new USD10 million investments further strengthen BOC's position in the Shanghai/Nanjing area.

-Ends-

Note to Editors: The BOC Group, which serves two million customers in more than 50 countries, is one of the largest and most global of the world's leading gases companies. It employs more than 46,000 people worldwide and had annual sales of over (pound)4 billion in 2002. Further information about The BOC Group may be obtained on the Internet at http://www.boc.com



Contact:     Christopher Marsay, Director, Investor Relations
             Tel. 01276 477222 (International +44 1276 477222)

  THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                               ON 29 OCTOBER 2003
                 AT 08.12 HRS UNDER REF: PRNUK-2910030809-7AAD


29 October 2003

US TRIAL VERDICT


BOC notes the jury's adverse decision in a welding fumes lawsuit in Madison County, Illinois against three defendants, including BOC. The verdict reached by this jury is inconsistent with the verdict reached by every other jury that has considered similar claims. BOC believes that the verdict reached in this case is inconsistent with Illinois law. No causal relationship has ever been established between exposure to welding fumes and idiopathic Parkinson's disease and this verdict is contrary to the scientific, medical and toxicological evidence. For these reasons, BOC respectfully disagrees with the verdict and is confident that it will prevail on appeal.

-------------------- -----------------------------------------------------------
Contact:             Christopher Marsay, Director - Investor Relations
-------------------- -----------------------------------------------------------
                     Tel: 01276 477222 (International +44 1276 477222)
-------------------- -----------------------------------------------------------

THE BOC GROUP PLC ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICES AT
                   14.12 HRS ON 31 OCTOBER 2003 UNDER REF NO
                             PRNUK-3110031410-A54B


                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS



All relevant boxes should be completed in block capital letters.
------ ---------------------------------------------- ---- ----------------------------------------------
1.     Name of company                                2.   Name of director
------ ---------------------------------------------- ---- ----------------------------------------------
       THE BOC GROUP PLC                                   ANTHONY ERIC ISAAC
------ ---------------------------------------------- ---- ----------------------------------------------


------ ---------------------------------------------- ---- ----------------------------------------------
3.     Please state whether notification indicates    4.   Name of the registered holder(s) and, if
       that it is in respect of holding of the             more than one holder, the number of shares
       shareholder named in 2 above or in respect          held by each of them (if notified)
       of a non-beneficial interest or in the case
       of an individual holder if it is a holding
       of that person's spouse or children under
       the age of 18 or in respect of a
       non-beneficial interest
------ ---------------------------------------------- ---- ----------------------------------------------
       IN RESPECT OF A HOLDING OF THE DIRECTOR IN 2        ANTHONY ERIC ISAAC
       ABOVE
------ ---------------------------------------------- ---- ----------------------------------------------


------ ---------------------------------------------- ---- ----------------------------------------------
5.     Please state whether notification relates to   6.   Please state the nature of the transaction.
       a person(s) connected with the director             For PEP transactions please indicate whether
       named in 2 above and identify the connected         general/single co PEP and if
       person(s)                                           discretionary/non discretionary
------ ---------------------------------------------- ---- ----------------------------------------------
       N/A                                                 EXERCISE OF SAYE OPTION
------ ---------------------------------------------- ---- ----------------------------------------------


------- -------------------- ----- ------------------ ----- -------------------- ----- ------------------
7.      Number of            8.    Percentage of      9.    Number of            10.   Percentage of
        shares/amount of           issued class             shares/amount of           issued class
        stock acquired                                      stock disposed
------- -------------------- ----- ------------------ ----- -------------------- ----- ------------------
        2,357                      Less than 0.01%          N/A                        N/A
------- -------------------- ----- ------------------ ----- -------------------- ----- ------------------


-------- ------------------- ----- ------------------ ----- ------------------- ------ ------------------
11.      Class of            12.   Price per          13.   Date of             14.    Date
         security                  share                    transaction                company
-------- ------------------- ----- ------------------ ----- ------------------- ------ ------------------

                                                                     Page 6 of 8


                                                                                       informed
-------- ------------------- ----- ------------------ ----- ------------------- ------ ------------------
         ORDINARY SHARES           827P                     31 OCTOBER 2003            31 OCTOBER 2003
         OF 25P EACH
-------- ------------------- ----- ------------------ ----- ------------------- ------ ------------------


------- --------------------------------------------- ----- ---------------------------------------------
15.     Total holding following this notification     16.   Total percentage holding of issued class
                                                            following this notification
------- --------------------------------------------- ----- ---------------------------------------------
        8,057 Ordinary shares of 25p each                   0.25%
        1,222,045 options over Ordinary shares
------- --------------------------------------------- ----- ---------------------------------------------


If a director  has been granted options by the company please complete the following boxes.
------- --------------------------------------------- ----- ---------------------------------------------
17.     Date of grant                                 18.   Period during which or date on which
                                                            options exercisable
------- --------------------------------------------- ----- ---------------------------------------------
        N/A                                                 N/A
------- --------------------------------------------- ----- ---------------------------------------------


------- --------------------------------------------- ----- ---------------------------------------------
19.     Total amount paid (if any) for grant of the   20.   Description of shares or debentures
        option                                              involved: class, number
------- --------------------------------------------- ----- ---------------------------------------------
        N/A                                                 N/A
------- --------------------------------------------- ----- ---------------------------------------------


------- --------------------------------------------- ----- ---------------------------------------------
21.     Exercise price (if fixed at time of grant)    22.   Total number of shares or debentures over
        or indication that price is to be fixed at          which options held following this
        time of exercise                                    notification
------- --------------------------------------------- ----- ---------------------------------------------
        N/A                                                 N/A
------- --------------------------------------------- ----- ---------------------------------------------


------- --------------------------------------------- ----- ---------------------------------------------
23.     Any additional information                    24.   Name of contact and telephone number for
                                                            queries
------- --------------------------------------------- ----- ---------------------------------------------
        N/A                                                 KAREN WESTON  01276 807388
------- --------------------------------------------- ----- ---------------------------------------------


-------- ------------------------------------------------------------------------------------------------
25.      Name and signature of authorised company official responsible for making this notification

         KAREN WESTON, ADMINISTRATION ASSISTANT
         Date of notification:  31 OCTOBER 2003

-------- ------------------------------------------------------------------------------------------------

                                    SIGNATURE



          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, The BOC Group plc, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





Date:November 3, 2003



                                By:  /s/    Sarah Larkins
                                     ---------------------------------------
                                     Name:  Sarah Larkins
                                     Title: Assistant Company Secretary


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